--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 2 for the month of December, 1998




                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No
                                      ---    ---
--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         The Company has received an allowance from the U.S. Food and Drug Administration ("FDA") to initiate human clinical studies of the Company's OpenGene(TM) HIV Genotyping system under the Company's Investigational Device Exemption ("IDE") application. The successful execution of the clinical trials is a necessary step in the process to obtain FDA approval to market and sell the system in the United States for clinical use. The Company intends to commence the first of its series of multi-site trials in early January 1999 in the United States.

         The OpenGene HIV Genotyping system that the Company will use in these studies includes (among other components) the Company's MicroGene Clipper(TM), GeneObjects(TM) Clinical Management System and the HIV TruGene(TM) Kit. This system is designed to detect mutations in the genes of HIV in the blood of AIDS patients. These mutations are known to cause the HIV virus to become resistant to currently available drug therapies. The OpenGene HIV Genotyping system was developed to enable physicians to identify the HIV mutation pattern in individual patients and thereby optimize the selection of a successful drug treatment. The system is currently being sold solely for research applications in Europe and the United States.

         The initial trial, called SEARCH I, will encompass approximately 20 U.S. physicians treating AIDS patients. The patients in the trial will be divided into two groups: Group 1 will be retrospectively genotyped and the results will not be available to the physicians, and Group 2 will be prospectively genotyped and the physicians will be provided with the results. Based on the drug resistance profile produced by the system for each Group 2 patient, the physicians will select a drug treatment program designed to best depress the virus.

         On or about December 24, 1998, the Company issued a press release with respect to the foregoing.

         The Company hereby incorporates by reference the text of this Form 6-K (but not the Exhibit hereto) into the Company's Registration Statements on Form F-3 (File No. 333-67607).

         Exhibit 1. Press release - "Visible Genetics Inc. Receives FDA Allowance For HIV Genotyping Trials."

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    VISIBLE GENETICS INC.


Date: December 29, 1998             By: /s/ John K. Stevens
                                        -------------------

                                    Name: John K. Stevens

                                    Title: Chairman of the Board, President and
                                    Chief Executive Officer


                                       3